Exhibit 9.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors
Given Imaging Ltd.

We consent to the incorporation by reference in the Registration Statements (No. 333-107630 and No. 333-73732) on Form S-8 of Given Imaging Ltd. (the “Company”) of our report dated February 10, 2004, with respect to the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003, which report appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

/s/ Somekh Chaikin
Somekh Chaikin Certified Public Accountants (Isr.) A member of KPMG International

March 14, 2004